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RIDER - ESTATE GROWTH AGREEMENT - AUTOMATIC INCREASES IN SPECIFIED AMOUNT

The Penn Mutual Life Insurance Company agrees, subject to the provisions of this agreement, to provide the Estate Growth Benefit.

This supplemental agreement is a part of the policy to which it is attached. It is subject to all of the provisions of the policy unless stated otherwise in this agreement.

TOTAL SPECIFIED AMOUNT--The Total Specified Amount is equal to the Specified Amount of this policy plus the Term Insurance Benefit of a Supplemental Term Insurance Agreement, if attached to this policy.

ESTATE GROWTH BENEFIT-- While this supplemental agreement is in force the Total Specified Amount of this policy will automatically be increased on each policy anniversary beginning with the first policy anniversary and ending with the earlier of the policy anniversary that nearest to the younger insured's 80th birthday.

Each automatic increase in the Total Specified Amount will be equal to (c) multiplied by the sum of (a) plus (b), where

(a) is the initial Total Specified Amount;
(b) is the amount of any increases to the Total Specified Amount where evidence of insurability is required; and
(c) is the Estate Growth Benefit percentage shown on Page 3.

The maximum Total Specified Amount is equal to two times the sum of:

(a) the initial Total Specified Amount; plus
(b) any increases to the Total Specified Amount where evidence of insurability is required.

Each automatic increase in the Total Specified Amount will be subject to the following conditions:

(1) The increase will be in the same premium class for each insured as applicable to the last underwritten coverage of Total Specified Amount in the policy to which this agreement is attached.
(2) The increase will be subject to the limitations of risk applicable to the last underwritten coverage of Total Specified Amount in the policy to which this agreement is attached.
(3) The increase will be at the Cost of Insurance Rate then applicable in the policy to which this agreement is attached.

INCONTESTABILITY -- This agreement will be incontestable after it has been in force during the life of each insured for two years from its effective date.

TERMINATION -- This agreement will terminate upon the earliest to occur of:

(a) lapse of this policy;
(b) surrender of this policy;
(c) the policy anniversary nearest to the 80th birthday of the younger insured;
(d) the policy anniversary when the Total Specified Amount equals two times the sum of: (i) the initial Total Specified Amount, plus (ii) any increases to the Total Specified Amount where evidence of insurability is required.
(e) receipt by Penn Mutual of written request by the Owner to change the policy to paid-up life insurance;
(f) receipt by Penn Mutual of written request by the Owner to terminate this agreement;
(g) receipt by Penn Mutual of written request by the Owner to reduce the Total Specified Amount of this policy; and
(h) the date of the second death of an Insured.

EFFECTIVE DATE--The Effective Date of this agreement is the same as the Date of Issue of this policy unless another Effective Date is shown below.


/s/ Robert E. Chappell
-----------------------
Chairman and
Chief Executive Officer


EGB-01